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Sec File No. 9-

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091-32273

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 19b-4(e)

Information Required of a Self-Regulatory Organization Listing and Trading a New Derivative Securities Product Pursuant to Rule 19b-4(e) Under the Securities Exchange Act of 1934

READ ALL INSTRUCTIONS PRIOR TO COMPLETING FORM

Part I — Initial Listing Report

1. Name of Self-Regulatory Organization Listing New Derivative Securities Product:
   The NASDAQ Stock Market LLC
2. Type of Issuer of New Derivative Securities Product (e.g., clearinghouse, broker-dealer, corporation, etc.):
   Open End Management Investment Company
3. Class of New Derivative Securities Product:
   Exchange Traded Fund Shares under Nasdaq Rule 5704
4. Name of Underlying Instrument:
   Russell Texas Equity Index
5. If Underlying Instrument is an Index, State Whether it is Broad-Based or Narrow-Based:
   Broad-Based

25003945

6. Ticker Symbol(s) of New Derivative Securities Product:
   TEXN
7. Market or Markets Upon Which Securities Comprising Underlying Instrument Trades:
   NYSE, NASDAQ
8. Settlement Methodology of New Derivatives Product:
   Regular way trades settle on T + 1 (cash settled)
9. Position Limits of New Derivative Securities Product (if applicable):
   N/A

Part II — Execution

The undersigned represents that the governing body of the above-referenced Self-Regulatory Organization has duly approved, or has duly delegated its approval to the undersigned for, the listing and trading of the above-referenced new derivative securities product according to its relevant trading rules, procedures, surveillance programs and listing standards.

Name of Official Responsible for Form:
Arnold Golub

Title:
Vice President

Telephone Number:
1-301-978-8075

Manual Signature of Official Responsible for Form:

Date: July 3 2025